Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

0.25% Notes Exchangeable for the Cash Value of the Common Stock of The Boeing Company

Due February 9, 2015

Final Term Sheet

February 1, 2008

Issuer:	Citigroup Funding Inc. (“CFI”).

Issuer Rating:	The creditworthiness of CFI is Aa3/AA- (Moody’s / S&P) based upon a full and unconditional guarantee from its parent company, Citigroup Inc.

Underlying Stock:	The Boeing Company common stock. (NYSE, “BA”).

Offering:	0.25% Notes Exchangeable for the Cash Value of the Common Stock of The Boeing Company (the “Notes”).

Offering Size:	USD 30,000,000.00.

Trade Date:	February 1, 2008.

Issue Date:	February 8, 2008.

Sole Manager:	Citigroup Global Markets Inc.

Offering Price:	100.00%.

Maturity:	February 9, 2015.

Coupon:	0.25% per annum payable semi-annually on February 9 and August 9 of each year, or, if the interest payment date falls on a day that is not a business day, on the next succeeding business day, commencing August 11, 2008.

Yield to Maturity:	0.25%.

Exchange Premium:	11.95%.

Initial Stock Price:	USD 82.8488.

Exchange Price:	USD 92.7492.

Exchange Right:	Into the cash value of such number of shares of the common stock of The Boeing Company as represented by the Exchange Ratio. Available commencing March 10, 2008 (subject to terms of Early Redemption).

Exchange Ratio:	10.7818 shares of Boeing common stock per each Note of USD 1,000.00.

Early Redemption:

Callable in whole by the Issuer for mandatory exchange upon provision of 30 to 60 days’ notice.

If parity on the trading day prior to the provision of Call Notice is less than or equal to the Call Price, the Notes will be redeemed in cash at the Call Price and the Exchange Right will cease to be available. Otherwise, the Notes will be

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-122925) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-800-248-3580.

0.25% Notes Exchangeable for the Cash Value of the Common Stock of The Boeing Company

Due February 9, 2015

Final Term Sheet

February 1, 2008

exchanged into the cash equivalent of the Underlying Stock as represented by the Exchange Ratio.

Call Protection:	Not callable until February 1, 2011.

Call Price:	100.00%.

Form and Denomination:	Registered Medium Term Notes in minimum denominations and minimum increments of USD 1,000.00.

Settlement:	DTC.

Listing:	None.

CUSIP Number:	1730T0FG9.

Notice:	The Notes represent an obligation of Citigroup Funding Inc. only and do not represent an obligation of or interest in The Boeing Company or any of its affiliates. The Boeing Company has not authorized, sponsored or consented to the issuance of the Notes.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-122925) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-800-248-3580.

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